

September 6, 2013

Via E-mail
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Office & Industrial REIT (CCIT II), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AR 85016

> **Re:** **Cole Office & Industrial REIT (CCIT II), Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 28, 2013**
> **File No. 333-187470**

Dear Mr. McAllaster:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 9

Concurrent Offerings, page 14

1.   We note your reference to the "additional real estate investment program that [is] in registration." Please revise your disclosure to specifically identify the other program currently in registration.

Jumpstart Our Business Startups Act, page 21

2.   We note your response to comment 1 of our letter June 20, 2013. In response to our comment, you revised your disclosure to state: "Therefore, we have elected not to qualify as an emerging growth company under the JOBS Act." We note that "emerging growth company" status is not elective. Therefore, please revise your disclosure to remove this statement and clarify that it is your intention not to utilize the provisions of the JOBS Act.

Management's Discussion and Analysis …, page 113

Liquidity and Capital Resources, page 116

3.   Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf since June 30, 2013, if material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Lauren Burnham Prevost, Esq. (*via e-mail*)